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                            September 22, 2021

       Steve Metzger
       General Counsel and Secretary
       Carriage Services, Inc.
       3040 Post Oak Boulevard, Suite 300
       Houston, Texas 77056

                                                        Re: Carriage Services,
Inc.
                                                            Form 10-K filed
March 2, 2021
                                                            Form 8-K filed July
30, 2021
                                                            File No. 001-11961

       Dear Mr. Metzger:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 8-K filed July 30, 2021

       General

   1. Throughout your press release, we note multiple Non-GAAP financial measures were described as "record"
performance while their respective most directly comparable GAAP measures had no such
descriptions or were omitted. We note your headline    Record
                                                        Second Quarter    while
you reported a GAAP net loss for the quarter. Please revise to present the most
directly comparable GAAP measures with equal or greater prominence.
                                                        Refer to Item
10(e)(i)(a) of Regulation S-K and Question 102.10 of the staff's Compliance and Disclosure
Interpretation on Non-GAAP Financial Measures.
   2. In your second quarter and first half 2021 comparative performance highlights and various tabular disclosures you
present numerous non-GAAP measures without providing the
                                                        comparable GAAP
measures with equal or greater prominence. As an example, the highlights on page one
and two omit GAAP measures such as net income margin, funeral operating income and
cemetery operating income. Another example is your Carriage
 Steve Metzger
Carriage Services, Inc.
September 22, 2021
Page 2
         High Performance Transformation table, which does not present any GAAP measures except revenues. Please revise to include the comparable GAAP measures. Refer to Item
         10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the staff's Compliance and
         Disclosure Interpretation on Non-GAAP Financial Measures.
3. In your reconciliations of net income (loss) to adjusted net income, on page 22, the special item adjustments are net of tax. Please revise your reconciliations to reflect the impact of income taxes as a separate adjustment and to explain how the tax impact is calculated.
         Refer to Question 102.11 of the staff's Compliance and Disclosure Interpretation on Non-
         GAAP Financial Measures.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Nasreen Mohammed at 202-551-3773 or Joel Parker at 202-551-3651
with any other questions.



FirstName LastNameSteve Metzger                                Sincerely,
Comapany NameCarriage Services, Inc.
                                                               Division of
Corporation Finance
September 22, 2021 Page 2                                      Office of Trade
& Services
FirstName LastName